

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Chee Kong Choo
Director and Chairman
CytoMed Therapeutics Pte. Ltd.
21 Bukit Batok Crescent
#17-80 WCEGA Tower
Singapore 658065

      Re: CytoMed Therapeutics Pte. Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1
           Submitted September 30, 2022
           CIK No. 0001873093

Dear Chee Kong Choo:

      We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 30, 2022

Business
Overview, page 89

1.   We note the revisions in timing to your product candidate pipeline. Revise the associated disclosure to clarify your plans with respect to the revised timetables.

      You may contact Tracie Mariner at (202) 551-3744 or Daniel Gordon at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.

      Sincerely,

Chee Kong Choo
CytoMed Therapeutics Pte. Ltd.
October 19, 2022
Page 2

Division of Corporation Finance
Office of Life Sciences

cc: Richard I. Anslow, Esq.